

March 10, 2022

Andrew Cross
Chief Financial Officer
Asian Infrastructure Investment Bank
AIIB Headquarters, Tower A
Asia Financial Center
No. 1 Tianchen East Road
Chaoyang District, Beijing 100101
People's Republic of China

> **Re: Asian Infrastructure Investment Bank**
> **Amendment No. 1 to Registration Statement under Schedule B**
> **Filed February 18, 2022**
> **File No. 333-261099**

Dear Mr. Cross:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2021 letter.

Amendment No. 1 to Schedule B filed February 18, 2022

Amendment No. 5 to Form 18-K filed February 18, 2022 - Exhibit 14
Loans by Sector, page 1

1. In response to comment 3, your revised disclosure provides that, "The following table sets forth AIIB's loan portfolio by sector, as classified by AIIB in accordance with the methodology described above: ..." However, a table was not included; please revise to include the table.

Form 18-K for Fiscal Year Ended December 31, 2021 - Exhibit 3
Financial Instruments, page 21

2. Please discuss whether your loan agreements contain confidentiality clauses. Also describe in general the collateral agreements and security interests entered into with the loans and discuss whether the terms of your loan agreements include any acceleration clauses upon which AIIB could terminate the agreement and demand immediate full repayment from the borrower upon default.

General

3. We note your response to comment 5 and your revised disclosure on page 8 of the prospectus that provides:

    "The PCAOB's inability to conduct inspections in mainland China and Hong Kong, China prevents the PCAOB from fully evaluating audits and quality control procedures of the Bank's external auditor and the mainland Chinese affiliate of the Bank's external auditor. As a result, investors in the Bank's securities are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of external auditors in mainland China and Hong Kong, China makes it more difficult to evaluate the effectiveness of the audit procedures or quality control procedures of the Bank's external auditor as compared to auditors outside of mainland China and Hong Kong, China that are subject to PCAOB inspections, which could cause investors and potential investors in the Bank's securities to lose confidence in the Bank's audit procedures and financial information and the quality of its financial statements."

    We reissue in part our prior comment. On the cover page of the prospectus, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and highlight the risks discussed on page 8. Please also include a cross-reference to the more detailed disclosure in the registration statement.

4. We note recent news articles discussing a possible executive order by the President of the United States that would prohibit American investments in Chinese technology firms and startups. Please advise us how this executive order could have an effect, if any, upon AIIB's business and/or U.S. investments in AIIB's securities. To the extent material, please consider whether such disclosure should be included in the prospectus.

5. We note that Russia is a member of AIIB and that representatives of Russia serve on your board of directors and as senior management. In addition, as of December 31, 2020, you had approved financing for projects in Russia. Please describe the impact of Russia's invasion of Ukraine on AIIB's business, projects and operations, including whether and how sanctions imposed upon Russia, related individuals or entities, may impact AIIB. Also explain in greater detail the bank's financing to Russia and the related projects.

Please contact Tom Kluck at 202-551-3233 or Michael Coco at 202-551-3253 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance

cc: Krystian Czerniecki